February 22, 2006

VIA EDGAR AND FACSIMILE

Mary Beth Breslin
Special Counsel
Division of Corporate Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0405

Re: Global Electronic Recovery Corp. - File No.333-127143

Dear Sirs,

The undersigned hereby requests, pursuant to Rule 461a of the Securities Act of 1933, as amended, that the Effective Date of the above-noted Form SB-2 Registration Statement be accelerated and become effective at 4:00 PM EST on Friday February 24, 2006, or as soon thereafter as possible.

We are aware of our obligations under the Securities Act of 1933 and in this regard acknowledge that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing and the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

GLOBAL ELECTRONIC RECOVERY CORP.
By:	/S/ David O'Neill
David O'Neill, President, Secretary and Treasurer

cc: Adelaja Heyliger
Kevin Kuhar
Jay Webb